Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	Year Ended December 31,					Six Months Ended June 30, 2012
	2007	2008	2009	2010	2011	2012
Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	$578	$(813)	$(107)	$(63)	$164	$(45)
Add:
Fixed charges, net of capitalized interest	251	277	288	279	271	216
Total earnings available for fixed charges	829	(536)	181	216	435	171
Fixed charges (1):
Interest expense, net	187	174	226	255	228	189
Add back interest income, which is netted in interest expense	6	6	1	1	1	—
Add back gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	—	41	20	(28)	(5)	—
Interest expense—subordinated convertible debentures, net	9	9	(4)	8	7	2
Capitalized interest	2	1	1	—	—	—
Interest component of rent expense	49	47	45	43	40	25
Fixed charges	$253	$278	$289	$279	$271	$216
Ratio of earnings to fixed charges	3.3x	—(2)(3)	— (2)	— (2)	1.6x	— (2)

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(1)
Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

(2)
Due to our losses for the six months ended June 30, 2012 and the years ended December 31, 2010, 2009 and 2008, the ratio coverage was less than 1:1 for these periods. We would have had to have generated additional earnings of $45, $63, $108 and $814 for the six months ended June 30, 2012 and the years ended December 31, 2010, 2009 and 2008, respectively, to have achieved coverage ratios of 1:1.

(3)
The loss for the year ended December 31, 2008 includes the effect of an $1,147 pretax non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.2x for the year ended December 31, 2008.